

September 30, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Tema ETF Trust
        Issuer CIK: 0001944285
        Issuer File Number: 333-267188 / 811-23823
        Form Type: 8-A12B
        Filing Date: September 30, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Tema Alternative Asset Managers ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications